April 12, 2005


Mail Stop 0409

David C. Warren
Chief Executive Officer and Director
eMerge Interactive, Inc.
10305 102nd Terrace
Sebastian, FL  32958

Re:	eMerge Interactive, Inc.
	Form 10-K for the year ended December 31, 2004
      File No. 000-29037

Dear Mr. Warren:

      We have reviewed your filing and have the following comment. We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Consolidated Statements of Operations, page F-3

1. In future filings, separately state net sales of tangible products, income from rentals, revenues from services and other revenues. The costs related to these revenues should also be presented on a disaggregated basis as applicable. Refer to Rule 5-
03(b) of Regulation S-X and SAB 101.

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Kristi Beshears, Staff Accountant, at (202)
824-5346 or the undersigned at (202) 942-1964 if you have questions.



						Sincerely,



Linda van Doorn
Senior Assistant Chief Accountant

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eMerge Interactive, Inc.
April 12, 2005
Page 1